Bradford & Bingley

RECEIVED
2004 DEC 15 A 10:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04054123

SUPPL

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Tel. 01274 806106

6 December 2004

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

PROCESSED
JAN 07 2005
THOMSON FINANCIAL

Phil Kershaw
Deputy Company Secretary

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

Re 82-5154

RECEIVED

2004 DEC 15 A 10:00

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

26 November 2004

Bradford & Bingley completes acquisition of £407 million loan portfolio from GMAC-RFC

Bradford & Bingley plc is pleased to announce that it has today purchased a mortgage loan portfolio from GMAC-RFC for a consideration of around £407 million. This is the fourth and final purchase resulting from an agreement announced in December 2003 to acquire up to £1.4 billion of loans during 2004 from GMAC-RFC.

The purchase, funded from Bradford & Bingley's existing resources, has been made by Mortgage Express, its wholly owned subsidiary.

This latest loan portfolio acquisition will increase the Bradford & Bingley Group's total managed assets, which stood at £35.8 billion on 30th June 2004, by around 1.1%.

All lending in the portfolio is secured on UK residential property and has a similar credit risk profile to previous portfolio acquisitions. In addition to reviewing the credit controls GMAC-RFC employed in originating the loan portfolio, Mortgage Express has tested the loan book using its own credit scoring process to confirm that it meets the Bradford & Bingley Group's credit standards. The acquired mortgages are, by value, approximately 15% buy-to-let, 51% self-certified with the remainder standard mortgages. The book has an average loan size of approximately £133,000 and an average loan to value of approximately 67%.

Notes

- Bradford & Bingley previously acquired a mortgage loan portfolio from GMAC-RFC in September 2002 for a total consideration of £650 million. This was followed by a further portfolio purchase in March 2003 for a total consideration of £470 million. The Group purchased three portfolios for an aggregate consideration of £851 million over the remainder of 2003. This acquisition is the last of four portfolios acquired for an aggregate consideration of £1,124 million from February 2004 under an agreement announced in December 2003

- Bradford & Bingley only offers loans secured on property. As at 30th June 2004, its total managed loan portfolio stood at £27.9 billion of which 80% was secured on residential property and 20% secured on commercial property (including Housing Associations). Buy-to-let lending accounted for around 50% of the Group's total residential lending assets

- Mortgage Express is the specialist lending arm of the Bradford & Bingley Group. It provides a range of specialist mortgages including buy-to-let, mortgages for the self-employed and lifetime mortgages

- The consideration figures include the assets purchased and a premium payable to the seller

If you would like to discuss the information in this statement, please contact:

Investor Relations:
Phillip McLelland
Bradford & Bingley plc
PO Box 88
Crossflatts
Bingley
BD16 2UA
Tel: 01274 806112
Fax: 01274 554662
Email: phillip.mclelland@bbg.co.uk

Press Office:
Siobhan Hotten
Bradford & Bingley plc
21-27 Lamb's Conduit Street
London
WC1N 3BD
Tel: 020 7067 5627
Fax: 020 7067 5656
Email: siobhan.hotten@bbg.co.uk

END

1 December 2004

Bradford & Bingley announces the disposal of Charcol

Bradford & Bingley plc is pleased to announce that it has completed the disposal of its Charcol business to Castlegate 342 Ltd, a newly formed company backed by a consortium of investors including Advantage Capital.

Charcol had estimated net assets on completion of about £8 million and did not make a material contribution to Bradford & Bingley's profits in the half year to 30 June 2004.

Bradford & Bingley plc has been advised on this transaction by Goldman Sachs International.

If you would like to discuss the information in this statement, please contact:

Investor Relations:
Phillip McLelland
Bradford & Bingley plc
PO Box 88
Crossflatts
Bingley
BD16 2UA
Tel: 01274 806112
Fax: 01274 554662
Email: phillip.mclelland@bbg.co.uk

Press Office:
Siobhan Hotten
Bradford & Bingley plc
21-27 Lamb's Conduit Street
London
WC1N 3BD
Tel: 020 7067 5627
Fax: 020 7067 5656
Email: siobhan.hotten@bbg.co.uk

Goldman Sachs International:
Chris Williams
Jonathan Sorrell
Peterborough Court
133 Fleet Street
London
EC4A 2BB
Tel: 020 7774 1000
Fax: 020 7774 4477

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Bradford & Bingley plc as its financial adviser and no one else in connection with the transaction described in this

announcement and will not be responsible to anyone other than Bradford & Bingley plc for providing the protections afforded to customers of Goldman Sachs International or for providing advice in relation to the transaction or any matter referred to herein.

END

82-5154

Bradford & Bingley plc

Pre-Close Briefing – 1 December 2004

Bradford & Bingley will hold a conference call today with analysts ahead of the close period commencing 1 January 2005. The Group's preliminary results are due to be announced on 22 February 2005. This statement details the information that will be covered in today's conference call.

Trading Overview

- The Group currently expects that trading profit for the full year will be towards the top end of the range of consensus estimates
- The Lending business has continued to show good growth with arrears levels and charges for loan loss provisions remaining extremely low
- Refocus of the core Retail business has been significantly advanced with the announcement of a partnership with Legal & General in November 2004
- Cost cutting programme remains on track to remove £40 million by end 2006; the related exceptional charge is currently expected to be in the region of £40 million with the majority to fall in 2004

Disposal of non-core businesses

- Successful conclusion of our non-core disposal programme with the sale of Charcol announced today; the one-off charge associated with these sales is currently expected to be in the region of £140 million

Commenting on the Group's performance, Steven Crawshaw, Group Chief Executive, said:

"Bradford & Bingley has continued to make solid progress against the challenges we set out in the spring. Our Lending business has continued to grow and we have made significant progress with our Retail business. I am delighted that the disposal programme is now complete and progress continues to be made on costs, giving rise to a simpler, stronger business to operate in market conditions that we currently expect to soften during 2005."

(A B&B poll of 13 analysts indicates a mean consensus forecast for 2004 trading profit of £263m within a range of £249m to £279m. These estimates are for PBT including non-core businesses and amortisation and excluding one-off items)

Continued growth in balance sheet businesses

- Mortgage Express balances for the year are expected to show strong growth over 2003 levels and redemptions from the Back Book to continue in line with previous guidance
- Mortgage Express new lending advances have slowed compared to 1H 2004 as the market started to slow in 3Q 2004 and as volumes were run down in preparation for the onset of mortgage regulation on 1 November 2004
- Smooth transition to new regulated lending environment
- New specialist lending product margins have been maintained
- Group net interest income for 2004 is expected to show a small increase over 2003

- Group net interest margin has, as expected, continued to decline as a result of asset and liability mix changes
- Arrears levels remain extremely low and are showing no meaningful sign of deterioration. Buy-to-let arrears performance continues to be significantly superior to the mortgage market as a whole and this is expected to be reflected in the provision charge for bad and doubtful debts

Refocus of core Retail significantly advanced

- Simplification of the core Retail business has been significantly advanced with a number of initiatives
- Announcement of a new business partnership on 1 November 2004 whereby Legal & General will provide protection and investment product advice to Bradford & Bingley's customers in the branch network
- Reinvigoration of the Savings business with balance levels expected to show good growth in 2H 2004. Savings income in 2H 2004 is expected to be broadly similar to 1H 2004
- Core Distribution income in 2H 2004 is expected to be roughly in line with 1H 2004 with improved mortgage broking performance expected to be offset by lower investment related and general insurance income
- The Group's focus on profit in the core Retail business is expected to be demonstrated at the year end with a significantly stronger profit performance anticipated than in 2003 from broadly similar income levels

Costs

- Costs in the core businesses for the full year are expected to be broadly in line with 2003
- Cost reduction programme is on track to achieve £35 million of P&L benefits in 2005 rising to £40 million in 2006
- In addition to this, a further £10 million annual P&L benefit is expected to be realised from the new partnership with Legal & General
- The number of employees in the core business has reduced in-line with the guidance provided in the summer. By the year end we expect employee numbers to have fallen by 600 to 3,350 with further reduction of 200 identified in 2005
- An exceptional charge, currently expected to be about £40 million, will be incurred relating to cost cutting initiatives and simplification of the business, including a provision covering compensation claims against previous IFA sales. Around three quarters of this is expected to fall in 2004 with the remainder in 2005

Non-core businesses

- The sale of Charcol today brings to a successful conclusion the non-core disposal programme announced in May
- Income and costs in the non-core businesses are expected to be reduced in 2H 2004 as a result of timing of disposals and a softening operating environment
- A one-off charge, currently expected to be about £140 million, will be incurred relating to disposal of the non-core businesses and associated costs
- The components of this total are currently expected to be approximately £10 million surplus of consideration compared to net assets sold, £110 million relating to goodwill write-off with the remaining £40 million attributable to sale and separation costs
- In addition to the decrease in employees in the core business, the sale of these businesses will result in a reduction of about 3,900 employees

Market environment

- Indicators show that the housing market is slowing. We are pleased to see house price inflation reducing from the previous unsustainable rates as increases in base rate take effect
- We believe that the housing market will move into a period of consolidation with reduced house price inflation and transaction volumes. We currently forecast house price inflation will be around 2% in 2005
- Secured lending fundamentals remain strong. Interest rates and unemployment are both likely to stay at historically low levels, household real incomes will continue to grow and housing demand is likely to outstrip supply into the medium-term
- Mortgage affordability remains good and we do not expect to see any material deterioration in mortgage arrears in the near-term
- As house prices stabilise, rental levels continue their steady trend rise and tenant demand is sustained, rental yields are hardening. We believe this will support the underlying level of demand in the buy-to-let market
- We are well on track in our preparations for the implementation of IFRS. Due to the uncertainty surrounding the implementation of some of the standards, particularly IAS39, we are not yet able to be precise on the effect. However, we do not believe the total impact on earnings or capital will be material

Disclaimer

This document may contain forward-looking statements with respect to certain of the plans and current goals and expectations relating to the future financial condition, business performance and results of the Bradford & Bingley Group. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Bradford & Bingley Group including, amongst other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, inflation, deflation, the impact of competition, changes in customer preferences, risks concerning borrower credit quality, delays in implementing proposals, the timing, impact and other uncertainties of future acquisitions or other combinations within relevant industries, the policies and actions of regulatory authorities, the impact of tax or other legislation and other regulations in the jurisdictions in which the Bradford & Bingley Group and its affiliates operate. As a result, the Bradford & Bingley Group's actual future financial condition, business performance and results may differ materially from the plans, goals, and expectations expressed or implied in these forward looking statements.

If you would like to discuss the information in this statement, please contact:

Investor Relations:
Phillip McLelland
Bradford & Bingley plc
PO Box 88
Crossflatts
Bingley
BD16 2UA
Tel: +44 (0) 1274 806112
Fax: +44 (0) 1274 554662
Email: phillip.mclelland@bbg.co.uk

Press Office:
Siobhan Hotten
Bradford & Bingley plc
21-27 Lamb's Conduit Street
London
WC1N 3BD
Tel: +44 (0) 20 7067 5627
Fax: +44 (0) 20 7067 5656
Email: siobhan.hotten@bbg.co.uk

Media Relations Advisers
Morgan Bone
Simon Moyse
Finsbury Limited
52-58 Tabernacle Street
London
EC2A 4NJ
Tel: +44 (0) 20 7251 3801
Email: morgan.bone@finsbury.com
simon.moyse@finsbury.com

03 December 2004

Bradford & Bingley and Legal & General finalise new business partnership

Bradford & Bingley plc is pleased to announce it has reached final agreement with Legal & General Group plc on the terms of their new business partnership, the details of which were announced on 1 November 2004.

Bradford & Bingley plc has been advised on this agreement by Troika (UK) Ltd.

If you would like to discuss the information in this statement, please contact:

Investor Relations:
Phillip McLelland
Bradford & Bingley plc
PO Box 88
Crossflatts
Bingley
BD16 2UA
Tel: 01274 806112
Fax: 01274 554662
Email: phillip.mclelland@bbg.co.uk

Press Office:
Siobhan Hotten
Bradford & Bingley plc
21-27 Lamb's Conduit Street
London
WC1N 3BD
Tel: 020 7067 5627
Fax: 020 7067 5656
Email: siobhan.hotten@bbg.co.uk

Troika:
Mark Houlding
Troika
54 Jermyn St
London
SW1Y 6LX
Tel: 07773 782520
Fax: 0207 497 0910
Email: mark@rostrumpr.com

END

Bradford & Bingley plc

Notification of Major Interests in Shares

We have today been notified that AXA S.A. and its Group Companies no longer have a notifiable interest in the ordinary shares of Bradford & Bingley plc.

6 December 2004
END